Exhibit 1.02
Core Molding Technologies, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2013
Introduction
This Conflict Minerals Report for Core Molding Technologies and its subsidiaries (“Core Molding Technologies”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2013. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions to the terms used in this Report, unless otherwise defined herein. Throughout this report, “Core”, “Company”, “we”, “us” or “our” means Core Molding Technologies and its subsidiaries.
The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC reporting companies whose manufactured products contain conflict minerals, as defined in the Rule, which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

Overview

Core Molding Technologies and its subsidiaries operate in the plastics market in a family of products known as “reinforced plastics.” Reinforced plastics are combinations of resins and reinforcing fibers (typically glass or carbon) that are molded to shape. Multiple moldings are typically bonded together to form an assembled product to meet specifications and requirements established by our customers who are primarily Original Equipment Manufacturers (“OEM”) or suppliers to OEM’s, primarily in the medium and heavy-duty truck, agriculture, construction, marine, and industrial application markets. In accordance with customer specifications and requirements, assembled product may have purchased hardware components added and may also be primed or top coat painted during the manufacturing process. For some products, the Company does not have sourcing authority as our customers specify the supplier to provide certain components.

The Company’s business needs do not require any direct purchases of conflict minerals in their raw form. In situations where a conflict mineral is used it is in a processed form and our supplier may be several layers removed from the smelter of the conflict mineral.

Based on a review of our products, we concluded that small quantities of one conflict mineral, tin, are contained in a limited number of our products. Therefore, for the reporting period from January 1 to December 31, 2013, we conducted a reasonable country of origin inquiry (“RCOI”) which was reasonably designed to determine whether any of the identified necessary conflict minerals contained in our products originated or may have originated in a Covered Country or come from recycled or scrap sources. “Necessary conflict minerals” are conflict minerals that are necessary to the functionality or production of products that we manufacture or that we contract with others to manufacture for us. A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.

Reasonable Country of Origin Inquiry (ROCI)

We are several layers removed from the smelters and refiners in our supply chain; therefore we rely on our direct suppliers to provide us with information concerning the origin of the conflict minerals contained in the products supplied to us. To conduct our RCOI, we sent letters to our suppliers of product containing necessary conflict minerals and made inquiries to those suppliers about the country of origin of those necessary conflict minerals. We also sent letters to suppliers of product that we believed could possibly contain conflict minerals. As part of our supplier engagement letter, we communicated the Company’s commitment to comply with the SEC requirement to provide disclosure about the conflict minerals in our products and that the Company supports actions to reduce the use of conflict minerals that are not responsibly sourced. We communicated that we expect any supplier to Core Molding Technologies to use appropriate due diligence to ensure that their supply chain does not source products from the DRC or the nine adjoining countries. For 2013, we received responses from 93% of the suppliers surveyed.
Based upon the responses from our suppliers, we were unable to determine if certain of the necessary conflict minerals contained in our products may have originated in the Covered Countries. None of the suppliers who responded to our survey positively identified that any conflict minerals used in products supplied to Core were sourced from the Covered Countries, however many responses were incomplete as to the country of origin of conflict minerals due to many suppliers continuing their due diligence of their supply base. Because we were not able to conclude based on our ROCI that none of our necessary conflict minerals may have originated in the Covered Countries, the Company determined that it would undertake due diligence in light of that uncertainty.
Due Diligence
We conducted due diligence on the source and chain of custody of the necessary conflict minerals in our products which, based on our reasonable country of origin inquiry, we had reason to believe may have originated in a Covered Country.
Design of Due Diligence
Our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements on tin, tantalum, and tungsten and for gold.
Due Diligence Measures Performed

i.	Establish strong company management systems

a.
We established a cross functional team of individuals to carry out conflict minerals compliance for the Company and to report to executive management. The team comprised of individuals from various areas within the company, including procurement, supplier quality, materials and process engineering and finance. The team led our conflict minerals compliance efforts and developed and implemented our engagement with suppliers and the review and analysis of their responses.

b.
We communicated with and educated our affected suppliers about the conflict minerals rules, reporting requirements and the Company’s expectation of supplier due diligence measures to be taken to determine sources of conflict minerals.

c.	We developed a process to analyze and evaluate our suppliers’ responses and findings.

ii.	Identify and assess risks in the supply chain

a.
The Company identified and surveyed over fifty direct suppliers that either supplied the Company products containing conflict minerals or supplied product to the Company that we determined could possibly contain conflict minerals.

b.
The Company developed a letter to use to make its supplier inquiries and sent suppliers this letter which explained the conflict mineral legislation and the Company’s commitment to comply with the SEC filing requirement. The letter also described the Company’s expectation that suppliers would conduct appropriate due diligence to research the origins of the conflict minerals in their supply chains and confirm that their supply chains do not source materials from the Covered Countries.

c.	We reviewed and analyzed the responses from suppliers and determined which responses required further analysis.

d.
The majority of our suppliers provided information at a company or product level and did not provide the smelter or refiner in their supply chains. For all suppliers that did provide the names of the smelters or refiners from which they purchase materials, the information provided was not specific enough to identify the exact smelter or refiner providing materials used in products purchased by Core.

iii.	Design and implement a strategy to respond to identified risks.

a.	We established a review process to follow up with suppliers who did not respond to ensure that they were taking the necessary measures needed to respond to our inquiry.

b.	We reviewed the responses received and determined which responses required further analysis or clarification.

c.
The status of the survey results and due diligence was periodically reported to our cross functional conflict minerals team. The cross functional team reviewed the status of the responses and due diligence and considered any additional actions to be taken.

d.	We continued to work with suppliers and communicate Core’s expectation and commitment related to appropriate due diligence.

iv.	Carry out independent third-party audit of smelter’s/refiner’s due diligence practices
We do not have a direct relationship with smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

v.	Report annually on supply chain due diligence
This Conflict Minerals Report is available on our website at http://www.coremt.com/investor-relations/sec-information/.

Results of Review
We received responses from over 93% of the suppliers we surveyed. The detail included in the responses varied greatly. Supplier responses ranged from conclusive statements that products did not originate in a Covered Country to responses indicating that suppliers are still performing due diligence to determine the country of origin. Because we are several steps removed from the smelters and refiners in our supply chain, we can only provide reasonable, not absolute assurance regarding the source and chain of custody of the necessary conflict minerals in our products. We rely heavily on the information collected and provided by our direct suppliers.
Smelters/Refiners
The responses received provided data at a company or divisional level or were unable to specify the smelters or refiners that processed the conflict minerals in the components supplied to Core. Therefore, we are unable to report accurately which specific smelters and refiners were part of the supply chain of components that were sold to Core in calendar year 2013.

Country of Origin
We asked our suppliers to disclose whether the necessary conflict minerals in the products they sold to Core came from the Covered Countries. However, because our suppliers typically did not disclose the country of origin of those necessary conflict minerals, we were unable to determine whether any of the necessary conflict minerals contained in our products were sourced from the Covered Countries.  We therefore, were unable to determine the country of origin of our necessary conflict minerals.
Efforts to determine mine or location
We determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners in our supply chain and to request they ask their own suppliers for this information. We asked our suppliers to respond to our letter which requested information about the source of the conflict minerals contained in the products provided to us.

Continuous Improvement Efforts to Mitigate Risk

We intend to take the following actions to mitigate the risk that our necessary conflict minerals are benefitting armed groups in Covered Countries.

a.
Utilize the template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template, to allow for a more consistent and detailed response format.

b.	Establish a Conflict Mineral Policy.

c.
Work to improve the due diligence that we conduct to obtain more current, complete and reliable information about origins of our necessary conflict minerals and whether they benefit or finance armed groups in the Covered Countries.

d.	Continue to engage with our direct suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information we need to comply with our reporting requirements.